EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended July 31, 2013, the O’Shaughnessy Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
All Cap Core Fund	$ -	$ -	$ -
Enhanced Dividend Fund	19,348	2,821	(22,169)
Small/Mid Cap Growth Fund	4,125	(4,125)	-

The reclassifications have no effect on net assets or net asset value per share.